SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM Cargo announces new
cargo terminal at the Guarulhos airport

Company will exhibit a 3D miniature of the new terminal’s project on its booth at the Intermodal fair, in Sao Paulo

São Paulo, April 10th, 2012 - (BM&FBOVESPA: TAMM4/NYSE: TAM) - TAM Cargo will announce at the 18th edition of Intermodal South America the investment on a new cargo terminal in Sao Paulo. With 14,000 sq. m. and storage capacity for 1.000 tons a day, on a vertical system, the new project will represent an increase of 8 times in TAM’s business unit operation potential in the Sao Paulo/Guarulhos airport. The construction are expected to start in June.

The visitors to Intermodal – one of the main cargo industry fairs in South America – who go to the TAM Cargo booth will know in details the project for the new terminal. A 3D miniature of the facilities will be on display. Additionally, the visitors can learn about the entire portfolio of products and services from TAM’s cargo unit.

“Building the new terminal at the Guarulhos airport, which will be our the biggest, reflects the development of our operation and the position of Sao Paulo as one of the main financial and distribution centers in Brazil,” says Euzébio Angelotti, director of TAM Cargo.

Institutional

TAM Cargo was created to offer an option in quality services on the air cargo transportation industry. Currently, the unit serves 42 Brazilian airports with direct flights, transporting from small volumes to major batches, in addition to express orders. For this, it has a vast road transportation structure, capable of collecting in more than 400 cities and delivering in over 4,000 locations in Brazil, with door-to-door operation. Its international transportation service reaches 45 countries and more than 120 cities in Mercosur, North America, Europe and Far East.

The year of 2011 was very important in the history of TAM Cargo, which celebrated good results with the transportation of 119,000 tons in the domestic market and nearly 114,000 tons in the international market, an increase of 2.3% and 8.3%, respectively, against 2010. This represents an increase of 9% in sales when compared with the previous year.

With a differentiated service portfolio, TAM Cargo offers air transportation solutions that reduce the delivery time. For the Brazilian territory, for example, using the cargo compartments in commercial airplanes instead of cargo airplanes, it is possible to forward the order – according to the priority level – on the first flight available to several locations.

The product portfolio from TAM’s cargo unit also offers several options, such as TAM Cargo Próximo Voo [Next Flight], the fastest in the market for urgent orders; TAM Cargo Próximo Dia [Next Day], for deliveries on the day after sending; TAM Cargo Convencional [Conventional], ideal for big batches with delivery in up to 72 hours; and TAM Cargo Internacional [International], for importing and exporting cargo in the airport-to-airport mode.

In April 2011, another pioneer service was launched among Brazilian airlines: TAM Cargo Pré-Pago [Pre-Paid]. With it, the client can request the order to be sent on the fixed price of R$ 22.90. The weight of the volume transported is limited to the package capacity (average of 3 kilos), varying according to the cargo density.

Another new feature launched in 2011 was the Big Box Refrigerada [Chilled]. With three protective layers (in PVC, Polyurethane and Corrugated Polypropylene) and with base and finishing in aluminum, it is recommended for transporting perishable volumes that need thermal control. An internal independent compartment keeps dry ice or liquid gel blocks for maintaining the temperature. This also contributes to reduce the package’s environmental impact, since no type of battery is used for regulating the temperature. In 2010, TAM had already launched the conventional Big Box, indicated for transporting volumes with high added value.

The cargo unit also offers as a differential the tracking module, which allows tracking in real time all volumes transported in different phases of the process.

On May 2011, TAM Cargo was acknowledged as the best company in the Logistics segment on the 12th edition of the annual award Excellence in Customer Service, organized by Consumidor Moderno magazine, from Grupo Padrao, in partnership with the consulting company GfK Custom Research Brasil. The ranking was created to value companies that best serve their customers.

TAM Cargo offers customer care channels on the website www.tamcargo.com.br and on the 24-hour call center, which allows the users to obtain information about transporting goods, have quotations, request collecting and track cargo in real time.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO)

Líbano Miranda Barroso (CFO and Investor Relations Director )

Jorge Bonduki Helito (IR)

Suzana Michelin Ramos (IR)

Marina Silva Rey Guzman (IR)

Phone: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795

Mobile. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 43 destinations in Brazil and 19 in Latin America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 41.0% in December; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 88.9% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (156 aircraft), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 17 million tickets via point redemption and is part of the Multiplus network, currently with 9 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,290 destinations in 1859countries.

About TAM  Cargo

TAM Cargo (www.tamcargo.com.br), the cargo unit from TAM Linhas Aéreas for 15 years, is responsible for providing air transportation services for cargo, express orders and special cargo. Currently, it owns more than 350 vehicles, serves 42 Brazilian airports with direct flights, offers collecting services in more than 400 cities and delivers in more than 4200 locations in Brazil with door-to-door operation. Its international transportation service reaches 45 countries and over 120 cities in Mercosur, North America, Europe and Far East. Its portfolio includes products targeted at different audiences, such as TAM Cargo Próximo Voo, the fastest in the market for urgent orders; TAM Cargo Próximo Dia, for delivering on the day after sending; TAM Cargo Convencional, ideal for transporting big volumes; and TAM Cargo Internacional, for cargo import and export in the airport-to-airport mode.

Forward-looking statements

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. Thes estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.